

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 26, 2009

Mr. Leonard Fluxman
President and Chief Executive Officer
Steiner Leisure Limited
Commonwealth of The Bahamas
Suite 104A, Saffrey Square
Nassau, The Bahamas

      Re: Steiner Leisure Limited
           Form 10-K for Fiscal Year Ended December 31, 2007
           Filed February 29, 2008
           File No. 000-28972

Dear Mr. Fluxman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                             Sincerely,

                             Larry Spirgel
                             Assistant Director